Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-276975

AMERICAN EXPRESS COMPANY

$1,750,000,000 4.444% Fixed-to-Floating Rate Notes due May 3, 2030

Issuer:	American Express Company

Expected Ratings(1):	A2/A-/A (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Ranking:	Senior Unsecured

Trade Date:	April 27, 2026

Settlement Date:	May 4, 2026 (T+5). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Notes are initially expected to settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Risk Factors:	Investing in the Notes involves risks. You should carefully consider the information under “Risk Factors” beginning on page 3 of the base prospectus (as defined below) and in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2025, Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 and the other information incorporated by reference in the base prospectus.

Maturity Date:	May 3, 2030

Par Amount:	$1,750,000,000

Benchmark Treasury:	UST 3.875% due April 15, 2029

Benchmark Treasury Price and Yield:	100-04+; 3.824%

Re-offer Spread to Benchmark:	+62 bps

Re-offer Yield:	4.444%

Interest Rates:	The Notes will bear interest (i) during the Fixed Rate Period at a fixed rate per annum equal to 4.444%, and (ii) during the Floating Rate Period at a floating rate per annum equal to Compounded SOFR (determined in accordance with the provisions set forth in the base prospectus) plus 0.811%.

Fixed Rate Period:	From, and including, the Settlement Date to, but excluding, May 3, 2029

Floating Rate Period:	From, and including, May 3, 2029 to, but excluding, the Maturity Date

Public Offering Price:	100.000%

Underwriters’ Discount:	0.250%

Net Proceeds to American Express Company:	$1,745,625,000 (before expenses)

Use of Proceeds:	The issuer intends to use the net proceeds from this offering for general corporate purposes.

Interest Payment Dates:	(i) With respect to the Fixed Rate Period, May 3 and November 3 of each year, beginning November 3, 2026 (short first interest period) and ending on May 3, 2029 and (ii) with respect to the Floating Rate Period, February 3, May 3, August 3 and November 3, beginning August 3, 2029 and ending on the Maturity Date.

Interest Periods:	Semi-annually in arrears during the Fixed Rate Period and quarterly in arrears during the Floating Rate Period.

Floating Rate Interest Determination Dates:	Two U.S. Government Securities Business Days preceding each Floating Rate Interest Payment Date (or in the final Floating Rate Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the Redemption Date).

Business Day Convention:

Fixed Rate Period: Following Unadjusted Business Day Convention

Floating Rate Period: Modified Following Adjusted Business Day Convention, except Following Unadjusted Business Day Convention for the Maturity Date and any Redemption Date.

Day Count:	Fixed Rate Period: 30 / 360 Floating Rate Period: Actual / 360

Optional Par Call Redemption:	(i) In whole but not in part on May 3, 2029 or (ii) in whole or in part during the 31-day period prior to the Maturity Date, in each case at a redemption price equal to the principal amount of the Notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

Optional Make-Whole Redemption:	In whole or in part, on or after November 4, 2026 (or if additional Notes are issued after May 4, 2026, on or after the date that is six months after the issue date of such additional Notes) and prior to May 3, 2029, at a redemption price as calculated and paid in the manner described in the base prospectus, with a Treasury Rate “spread” of 10 basis points.

Listing:	The Notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Calculation Agent:	The Bank of New York Mellon

CUSIP:	025816 ET2

ISIN:	US025816ET20

Joint Book-Running Managers:	RBC Capital Markets, LLC BofA Securities, Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Co-Managers:	Lloyds Securities Inc. SG Americas Securities, LLC Standard Chartered Bank TD Securities (USA) LLC Truist Securities, Inc.

Junior Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus (the “base prospectus”) dated February 9, 2024) with the SEC for the offering to which this communication relates. Capitalized terms used but not defined herein have the meanings ascribed to them in the base prospectus. Before you invest, you should read the base prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus if you request it by calling RBC Capital Markets, LLC at 1-866-375-6829, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146 and HSBC Securities (USA) Inc. at 1-866-811-8049.